

April 12, 2013

Via E-mail
Tanya Inama, Esq.
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286

> **Re:** **National Interstate Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 2, 2013**
> **File No. 0-51130**

Dear Ms. Inama:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. We note that you identify Mr. Alan Spachman's nominee by name in several places in your proxy statement. Please advise us as to how you are complying with Rule 14a-4(d)(1), which allows the proxy holder to vote only for a bona fide nominee, which is a person who has consented to being named in the proxy statement and to serve, if elected. Alternatively, please revise to delete the references to the name of Mr. Alan Spachman's nominee from your proxy statement.

2. Please revise to include a brief background discussion of the material contacts the company has had with Mr. Alan Spachman as they relate to the current contested election.

Cumulative Voting, page 1

3. Please revise to further describe how cumulative voting may be invoked under Ohio law and the conditions precedent to the exercise of cumulative voting. Refer to Item 6(c) of Schedule 14A. For example, describe any requirements of the notice and whether the shareholder or the company may invoke cumulative voting.

4. Please disclose whether you have received a notice of a shareholder's desire to exercise cumulative voting. If you have not, then disclose whether you intend to announce, by press release or another method, that you have received a notice of a shareholder's desire to cumulate votes if received prior to the annual meeting.

5. Please revise to disclose under this heading that you are seeking discretionary authority to cumulate votes in the election of directors. Please also describe generally how you will determine the order of priority of the nominees to which you will allocate votes, if cumulative voting is in effect.

6. Please also disclose the consequence that if a shareholder votes for six nominees and then cumulative voting is invoked, the use of discretionary authority to cumulate votes may result in a vote for fewer than six nominees.

Proxies and Voting Procedures, page 1

7. We note your disclosure that proxies may be solicited by through the mail, in person, by telephone, by press release, through the internet, and by electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Proposal No. 3 Advisory Vote on the Approval of Executive Compensation, page 9

8. Please revise to disclose that you are providing this vote as required by pursuant to Section 14A of the Exchange Act and disclose the current frequency of shareholder votes on executive compensation. Refer to Item 24 of Schedule 14A. We note that 99% of your shareholders voted to hold the say-on-pay vote annually; please revise to clarify whether that is also the frequency adopted by the company.

Proxy Card

9. Please revise or explain why you have multiple forms of proxy attached to the proxy statement.

10. Please provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is invoked, and a means to withhold authority to cumulate votes with respect to one or more nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions